Exhibit 99.1

www.battlemtngold.com TSX.V – BMG OTC Pink - BMTNF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.684.6024

This press release does not constitute an offer of securities for sale in the United States and no securities may be offered or sold in the United States absent registration under the Securities Act of 1933 or an exemption from registration.

BATTLE MOUNTAIN GOLD INC. PRIVATE PLACEMENT UPDATE

Vancouver, British Columbia – July 7, 2015 – Further to its news release of May 13, 2015, Battle Mountain Gold Inc. (the “Company”) (TSX-V: BMG) is pleased to advise that it has received conditional approval from the TSX Venture Exchange (the “Exchange”) for its proposed private placement financing and expects the issue of 8,000,000 units for cash proceeds of $1,000,000 will close on or before July 17, 2015.

On closing the Company will issue to subscribers 8,000,000 common shares accompanied by warrants for the acquisition of up to 4,000,000 additional shares at the exercise price of $0.25 per share with a warrant term of two years from date of issue.

As previously announced the Company expects to pay finders’ fees of six per cent, payable in Units of the Company’s equity capital as described above, to one or more member firms of the Exchange on a portion of the total placement.

The net proceeds from the Private Placement will be used for the further evaluation of the Company’s Lewis Gold Project in Nevada, USA and for general corporate purposes.

Completion of this private placement is subject to the final approval of the TSX Venture Exchange. To find out more about Battle Mountain Gold Inc. please visit our website at www.battlemtngold.com

ON BEHALF OF THE BOARD OF BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

Chet Idziszek

President, Chief Executive Officer and Director

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility of the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information

This news release includes certain “forward-looking statements” under applicable Canadian securities legislation that are not historical facts. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results, performance, prospects, and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to the Company's proposed financing, the expected total proceeds and closing date thereof, the Company’s objectives, goals or future plans and the future business and operations of the Company. Forward-looking statements are necessarily based on a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties and other factors which may cause actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic and social uncertainties; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; delay in or failure to receive board, shareholder or regulatory approvals; those additional risks set out in the Company’s public documents filed on SEDAR at www.sedar.com; and other matters discussed in this news release. Although the Company believes that the assumptions and factors used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.